

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 17, 2022

Fei Wang
Chief Executive Officer
Yong Bai Chao New Retail Corporation
3209, South Building, Building 3,
No. 39 Hulan West Road, Baoshan District
Shanghai, People's Republic of China, 200443

> **Re: Yong Bai Chao New Retail Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 000-56129**

Dear Mr. Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing